ITC RUMBA, LLC One Vanderbilt Avenue, Suite 2400 New York, New York 10017

May 18, 2023

Re: Cano Health, Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Cano Health, Inc. (the “Company”) in connection with the proxy solicitation that ITC Rumba, LLC (together with certain of its affiliates, “ITC”) is considering undertaking to nominate and elect directors at the Company’s 2023 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “ITC Solicitation”). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this “Agreement”) will set forth the terms of our agreement.

ITC agrees to indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the ITC Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to ITC of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by ITC or the Company) or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the ITC Solicitation and any related transactions (each, a “Loss”).

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give ITC prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify ITC shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, ITC will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. ITC may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

In consideration of the indemnifications provided hereunder, you hereby agree not to (x) serve as a director of the Company or (y) consent to be included as a nominee of the Company or any other person in any soliciting materials, in each case at any time prior to the Company’s 2024 annual meeting of stockholders, other than as a result of your initial election or appointment to the Board resulting from a nomination or appointment approved by ITC or a written agreement between ITC and the Company. Further, you hereby agree to not, during the term of this Agreement (except following your appointment or election to the Board in accordance with the terms of this Agreement), provide any research work to, or otherwise provide services for, any other person relating to or involving the Company, including, without limitation, (i) providing advice regarding the appointment or election of any persons to the Board, or (ii) agreeing to serve as a director on, or nominee for election of any other person, to the Board.

You hereby agree to keep confidential and not disclose to any party, without the consent of ITC, any confidential, proprietary or non-public information (collectively, “Information”) of ITC or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by ITC or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify ITC so that ITC may seek a protective order or other appropriate remedy or, in ITC’s sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or ITC does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of ITC and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of ITC and, upon the request of a representative of ITC, all such Information shall be returned or, at ITC’s option, destroyed by you, with such destruction confirmed by you to ITC in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

ITC Rumba, LLC

By:
	Name:	Elliot Cooperstone
	Title:	Managing Partner

ACCEPTED AND AGREED:

__________________________

[NOMINEE]

[Signature Page to Indemnification Agreement]